Exhibit 99.1

News for Immediate Release

Electrovaya Announces Commercial Relationship with Amazon

Relationship expected to support continued deployment of Infinity Battery Technology across material handling operations and potential for expanded engagement around Electrovaya’s battery platforms for robotics and energy storage

Toronto, Ontario – July 15, 2026 – Electrovaya Inc. (“Electrovaya” or the “Company”) (Nasdaq: ELVA, TSX: ELVA), a leading lithium-ion battery technology and manufacturing company, today announced a commercial agreement and a warrant transaction with Amazon (Nasdaq: AMZN). This relationship is expected to support the continued deployment of Infinity Battery Technology in material handling operations and potential expanded engagement on robotics and energy storage.

Electrovaya’s energy storage systems are based on the Infinity Technology which has a perfect field safety record, enables reduced environmental footprint and lower total cost of ownership compared to conventional lithium-ion technologies. Systems currently under development combine the Company’s proprietary Infinity lithium-ion technology with high-power architectures for data center, industrial and logistics applications with enhanced safety, cycle life, and rapid charging capability.

"Electrovaya's Infinity Battery Technology has demonstrated real performance in demanding material handling environments, and this agreement with Amazon reflects our confidence in the opportunity ahead. We look forward to building on that foundation in other industrial applications where safety and longevity are critical." — Raj DasGupta, Chief Executive Officer, Electrovaya

As part of the agreement, Amazon will receive warrants to purchase up to 13,880,345   common shares of Electrovaya, which become fully vested upon Amazon achieving cumulative future purchases of US$280 million, with a portion of the warrants vesting immediately upon execution of the agreement, and an exercise price based on the 5-day volume weighted average trading price (“VWAP”) immediately prior to the date of the agreement.

Additional Information

The Corporation intends to file a material change report in respect of the transactions described in this news release, which will be available under the Corporation’s profile on SEDAR+ and corresponding filings on EDGAR. Copies of the relevant material agreements relating to the warrant transaction will also be filed with applicable Canadian and United States securities regulators.

The Toronto Stock Exchange has conditionally approved the listing of the common shares issuable pursuant to the Warrants, subject to the satisfaction of customary listing conditions.

The foregoing summary of the Warrants and related transactions is qualified in its entirety by the full text of the applicable transaction documents to be filed by the Corporation.

Electrovaya Media Contact:

Thomas Parks

ICR Inc.

electrovaya@icrinc.com

Amazon Media Contact:

Alexandra Miller

Principal, Business & Corporate Development Communications

amazon-pr@amazon.com

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ: ELVA; TSX: ELVA) is a technology-driven lithium-ion battery company commercializing its proprietary Infinity Battery Technology, designed for superior safety, longevity, and performance in mission-critical industrial, robotics, defense and energy-storage applications. The Company leverages a strong intellectual-property portfolio and advanced materials expertise to deliver durable, high-value battery solutions to global OEMs and end users. To support growing demand and advancing energy-security and national-security objectives, Electrovaya is expanding U.S. manufacturing through its 52-acre Jamestown, New York site, which includes a 137,000-square-foot facility planned as its first gigafactory. Electrovaya also operates two Canadian sites focused on research, engineering, and product commercialization. For more information, please visit www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements including with respect to the expectation that the agreement between Electrovaya and Amazon will contribute to revenue and be meaningfully accretive to Electrovaya’s earnings and cash flows over time, provide other benefits and opportunities including but not limited to potential adoption of Electrovaya’s products and technology in new applications such as energy storage, autonomous vehicles, robotics; the performance-based vesting of the warrants to be issued to Amazon and the listing of the underlying shares on the Toronto Stock Exchange and Nasdaq. Such forward-looking statements can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, "possible", “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective”, “seed”, “growing” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to new technologies, products and production roadmaps, aggregate sales are based on an assumption that the Company’s customers and users, including Amazon, will collaborate on development of and deploy its products in accordance with communicated intentions. Important factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business and on the Company’s customers, including inflation and tightening credit availability due to systemic bank risk, economic conditions generally and their effect on consumer demand and capital availability, labor shortages, supply chain constraints, and end users’ demand for and use of products, which effects are not predictable. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2025 under “Risk Factors”, and in the Company’s most recent annual Management’s Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.